

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 27, 2012

Via E-mail
Mr. Adam C. Spice
Vice President and Chief Financial Officer
Maxlinear, Inc.
2051 Palomar Airport Road, Suite 100
Carlsbad, California 92011

      RE: **Maxlinear, Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 14, 2012
              File No. 001-34666

Dear Mr. Spice:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.   You state on pages 16-17, 48, and elsewhere that you made initial filings with OFAC and BIS regarding your potential violations of U.S. sanctions and export control laws related to Iran. It appears from publicly available information that a person identified as a co-inventor in certain of your patent applications may be an Iranian national. As you know, Iran is designated as a state sponsor of terrorism by the State Department, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature, and extent of your past, current, and anticipated contacts with Iran, whether through direct or indirect arrangements. Your response should describe any products, equipment,

components, software, technology, information, and services that you have provided or intend to provide into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Iran or entities owned or controlled by the Iranian government. Please address specifically whether you may be deemed to have exported technology to Iran.

2. Please tell us whether, to the best of your knowledge, understanding, and belief, any products, equipment, components, software, or technology you have provided or intend to provide, or may be deemed to have exported, directly or indirectly, into Iran are controlled items included in the Commerce Control List. If so, tell us whether any such item have military uses, and describe such possible uses of which you are aware. Also, tell us whether, to the best of your knowledge, understanding, and belief, any such items have been put to military uses by Iran, and discuss any such uses of which you are aware.

3. Please discuss for us the materiality of the contacts with Iran you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Critical Accounting Policies and Estimates, page 41

– Revenue Recognition, page 41

4. We note your disclosure here regarding sales to distributors. You state that you defer revenue recognition until product is shipped to the end customer and the amount that will ultimately be collected is determinable. Please expand this discussion in future filings to more clearly describe the circumstances that result in the need to defer revenue recognition. For example, discuss any material price protection, rebate, volume pricing, stock rotation or other contractual terms that cause the amount that will ultimately be collectible to be indeterminable at the time of the sale. Provide us with a sample of your proposed revised disclosure.

5.   We further note your disclosure here that for these sales, you record the "corresponding gross profit" in your balance sheet "as a component of deferred revenue and deferred profit." You further state that this represents the difference between the receivable recorded and the cost of inventory shipped. Please address the following:

- Giving consideration to the fact that it appears you are not able to determine the amount that will ultimately be collected, please explain to us why you believe it is appropriate to refer to these amounts as deferred profit.

- Please revise future filings to clearly explain the circumstances that could cause the profit amounts ultimately recognized in your statement of operations to differ from the amounts presented as "deferred profit."

Results of Operations, page 43

6.   We note throughout your discussion of the results of operations, you provide narrative description of the causes of the changes in revenues and expenses. However, we do not see where you have provided quantification of amounts. For example, we note your disclosure on page 45 that revenues increased due to increases in sales of cable products, offset by declines in sales of other products. However, it is not clear the extent to which cable products revenues increased or the extent to which other product revenues declined. Further, we note your disclosure regarding cost of revenue and gross profit that you refer to changes in selling prices and product mix, but you do not quantify the impacts of these changes. Please revise your MD&A in future filings to provide a thorough, quantified analysis of your results. Refer to Item 303(A) of Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

– Segment Information, page F-10

7.   We note your disclosure here that you operate in one segment. However, we note disclosure throughout the filing referring to your various products. Please explain to us how you have considered the disclosure requirements of FASB ASC 28010-50-40.

Note 7 – Income Taxes, page F-23

8.   Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign. Refer to Rule 4-08(h)(1)(i) of Regulation S-X.

Adam C. Spice
Maxlinear, Inc.
June 27, 2012
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief